JOHN F. STUART

KENNETH E. MOORE

OF COUNSEL

BARNET REITNER

ASSOCIATE

ANN COLVILLE MURPHY

May 18, 2007

By EDGAR and Fax: 202-772-9210

Ms. Joyce Sweeney

Staff Accountant

Financial Services Group

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Belvedere SoCal

Registration Statement on Form S-4

Filed March 20, 2007

File No. 333-141453

Dear Ms. Sweeney:

This letter follows Staff’s comment letter dated May 16, 2007, concerning the above captioned filing.

We appreciate your taking the time yesterday to discuss the pending accounting issues on this filing and the Staff’s comment letter of May 16th. We also appreciate that Staff has further agreed to review the attached supplemental submissions which set forth the views of Professional Business Bank and its accounting firm on these matters.

We hope that these enclosures aid in the resolution of these accounting issues and adequately address your concerns. Thank you for your continued cooperation in regards to this matter.

Very truly yours,

/s/ John F. Stuart
John F. Stuart
of REITNER, STUART & MOORE
john@reitnerandstuart.com

JFS:lw

cc:	Gregory Dundas, Esq. SEC

Justin Evans

Barbara Polsky, Esq.

Ken Johnson

RESPONSE TO COMMENT 2

In accordance with paragraph .08(a) of AICPA Statement of Position 01-6, an organization must have both the intent and ability to hold loans for the foreseeable future or until maturity in order to classify them as not held for sale. Professional Business Bank believes that all of its loans in the periods reflected in the S-4 are appropriately classified as not held for sale because it meets these requirements.

Intent

Since its inception in 2001, Professional Business Bank’s strategic plan has emphasized balance sheet growth and not enhancement of “other income” through loan sales. Given this mission, it has been (and continues to be) management’s intent to hold all of the loans it originates (including the guaranteed portion of SBA 7A loans) for the foreseeable future or until maturity.

Professional Business Bank has not actively marketed or sought to sell any of the loans it has originated since its inception. From time to time, however, over the last several years other financial institutions have approached management and inquired as to whether they would consider selling SBA 7A loans. Consistent with its fiduciary responsibility to operate in the best interest of Professional Business Bank’s shareholders, management has evaluated each of these opportunities and sold certain loans when the economic benefits associated with selling the loans were greater than the benefits associated with holding the loans until prepayment or maturity.

In deciding whether to sell loans, management has historically considered a number of factors. Those factors include the then current economic environment, the yield on the loan compared to other investment alternatives and the prepayment risk associated with the loan. For example, in the second half of 2006 management was presented with a number of opportunities to sell SBA 7A loans (all of which have variable interest rates). In making the decision to sell or to hold, management reviewed the prepayment history of SBA 7A loans and discovered that, although historically these types of loans had an average life of 4  1/2 years, the rising interest rate environment in 2006 had placed additional financial burden on the borrowers as the interest rates on the loans adjusted upward. As a result, borrowers were actively seeking to re-finance the loans with fixed rate product, thus shortening the average life of the loans to less than 2 years. Given the increased prepayment risk associated with SBA 7A loans, management determined that there was greater economic benefit in selling the loans than holding them for portfolio.

Ability to Hold

Professional Business Bank has the ability to hold SBA 7A loans to maturity. Professional Business Bank has a number of credit facilities in place with other financial institutions and the wholesale deposit market to fund its short- and long-term liquidity needs and its strategic plan has never considered the portfolio of SBA 7A loans as an additional source of liquidity.

Responses to Comments 3 through 7:

Paragraph 21 of Statement of Financial Accounting Standards (“SFAS”) No. 109 states, “future realization of a tax benefit of an existing temporary difference or carry forward ultimately depends on the existence of sufficient taxable income … within the carry back, carry forward period available under law.” Paragraph 23 further states, “forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years.” Professional Business Bank has accounted for its deferred tax assets in accordance with the principles of this standard. As is common with a de novo bank whose business plan is evolving and maturing over time, as new products are introduced and tested, Professional Business Bank had cumulative losses in its early years and even after Professional Business Bank became profitable, the amount and sources of its profitability are not predictable over a long term horizon. Deferred tax assets were recognized to the extent that future income could be reasonably estimated.

Comments are specifically addressed as follows:

3.	Management believes the methodology that was applied was reasonable and the valuation allowance was appropriate in both 2005 and 2006. The methodology will be further addressed in items 4 through 7. To clarify our earlier response, the valuation was based on the methodology, which we believe is reasonable. As a result of the application of that methodology, the valuation allowance in 2006 is less than 10% of net income and less than 1% of capital, which management believes is not material to the shareholders.

4.	Although deferred tax assets began to be realizable in 2005, management concluded that a valuation allowance was appropriate at December 31, 2005 due to the uncertainty as to whether Professional Business Bank could generate sufficient taxable income to utilize its net operating loss carry forward amounts within carry forward periods available. Several factors contributed to this uncertainty at December 31, 2005. Professional Business Bank incurred losses prior to 2004 and even though it had earnings in 2004 and 2005, Professional Business Bank’s net operating loss carry forwards for Federal and California franchise tax purposes at December 31, 2005 were substantial compared to those earnings. Professional Business Bank’s strategic plan, which focuses on balance sheet growth through the introduction of new products and the addition of sales and support personnel, also added to the uncertainty because management recognized that earnings suffer in periods of growth and it is difficult to predict when new products and sales personnel will generate profits and predict the cost of funding the expansion. Because of these uncertainties, management could not justify recognizing a tax benefit at December 31, 2005 greater than an amount equal to what was expected to be realized in the next twelve months.

Despite management’s best estimate and budget for 2006, state taxable income for 2005 was substantially less than expected due to significant amounts of non-taxable interest income generated on loans to businesses located in economically depressed areas (designated as “enterprise zones”) in California. As a result of the enterprise zone deduction, taxable income for California franchise tax purposes was $187 thousand in 2005 – substantially less than what had been estimated at December 31, 2005. Even considering the impact of the enterprise zone deduction, the amount of federal taxable income earned in 2006 was sufficient to support the amount of net deferred tax asset that was recognized in 2005, so no adjustment to the 2005 valuation allowance appeared necessary. At December 31, 2006, management took the impact of the enterprise zone deduction into consideration in determining whether Professional Business Bank’s valuation allowance should be fully utilized in 2006. Given that the net operating loss tax carry forward amount for state purposes was $2.8 million and taxable income was only $187 thousand in 2005, at December 31, 2006 management concluded that it was more likely than not that some of that state tax benefit will not be fully realized. Judgment was applied in determining the $120 thousand valuation allowance, and that amount was determined to be reasonable once taxable income for 2006 was finalized in the tax return.

When the 2006 financial statements were prepared, the net deferred tax assets that were recognized in 2005 were supported by the 2006 earnings and the net deferred tax assets that were recognized in 2006 were supported by the estimated income for 2007.

5.	Please see the discussion in item 4 above which addresses 2005.

6.	There was no specific valuation allowance set aside for the state net operating losses as of December 31, 2005 – information was not known to management that called into question whether they would be realizable until 2006. The valuation allowance as of December 31, 2005 was present due to the factors discussed in item 4 in accordance with paragraphs 21 and 23 of SFAS No. 109.

7.	Professional Business Bank’s methodology is consistent with that of other unseasoned financial institutions. Beyond that, it was based on management’s best judgment given the facts and accounting guidance at both December 31, 2005 and December 31, 2006, coupled with Professional Business Bank’s limited earnings history. Management did not believe that sufficient earnings had been reported in either fiscal year to justify utilizing the entire valuation allowance.